Sol Strategies Highlights H2 2024 Achievements

Reports over CAD $48M in liquidity following business strategy execution

Toronto, Ontario--(Newsfile Corp. - December 12, 2024) - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Sol Strategies" or, the "Company"), a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain and ecosystem, today announced an update to the Company's holdings along with key financial and operational highlights for the second half of 2024. The results underscore the Company's commitment to driving value for shareholders through disciplined asset management, validator operations, and strategic expansion.

Operational Milestones

Under the leadership of Chief Executive Officer, Leah Wald, Sol Strategies has successfully realigned its strategy, driving a remarkable 2,336% increase in stock performance and propelling the company's market cap from CAD $17M to an impressive CAD $394.86M since her appointment as CEO in July. This extraordinary growth solidifies Sol Strategies as a pioneering force in the blockchain sector and a key player in driving the adoption of Solana's ecosystem at scale.

Recent operational milestones underscore Sol Strategies' significant growth in 2024. The acquisition of four blockchain validators from Cogent Crypto has solidified the company's position within the Solana ecosystem, enhancing operational capabilities and revenue potential. Additionally, as announced in a press release on December 4, 2024, the Company has signed a Letter of Intent to acquire three additional blockchain validators, a strategic move designed to further diversify revenue streams and enhance network participation.

Demonstrating its growth trajectory, Sol Strategies has applied to list on the Nasdaq Stock Market, reflecting its commitment to meeting global capital market standards and attracting a diverse investor base.

*Stock data sourced from Yahoo Finance Canada: https://ca.finance.yahoo.com/quote/HODL.CN/. Calculations use the closing price from July 8,

2024 (prior to Leah Wald assuming the role of CEO on July 9), and the closing price from December 11, 2024.

Strategy Overview

Since rebranding to focus on Solana in September, Sol Strategies is focused on purchasing and staking SOL and operating validators on the Solana blockchain. This strategic direction allows investors to gain exposure to the growth and innovation within the Solana ecosystem without the complexities associated with directly managing cryptocurrency assets. By pursuing this approach, Sol Strategies aims to bridge the gap between public markets and decentralized finance. The Company is committed to providing a compliant and accessible platform that enables shareholders to participate in the advancement of blockchain technology and benefit from Solana's transformative potential.

Investment Portfolio Overview

  Solana Investments: Sol Strategies increased its Solana holdings to 142,031.09 SOL, as of December 11, 2024, the Company's last press release disclosing its SOL holdings. Current holdings are valued at CAD $46,011,897.

  Delegated Stake: The total delegated stake to the Company's validators reached 948,242.86 SOL, valued at CAD $307,839,638. This includes 142,031.09 SOL delegated by the Company, as of December 11, 2024, the Company's last press release disclosing its SOL holdings.

  Bitcoin Holdings: the Company now holds 3.168 BTC, as of December 11, 2024, the Company's last press release disclosing its SOL holdings. Current holdings are valued at CAD $454,908.

  Cash Position: The Company maintains a cash position of CAD $1,600,000.

  Other Investments: Sol Strategies holds additional private equity and venture capital investments valued at approximately CAD $442,000.

  Liabilities: As of the date hereof, the Company has net liabilities of approximately CAD $2,857,571.

*The above Canadian dollar (CAD) amount are based on prices and foreign exchange rates quoted by Coinbase
(https://www.coinbase.com/converter/sol/cad and https://www.coinbase.com/converter/btc/cad) and using
https://www.google.com/finance/quote/USD-CAD as at 3:49 pm ET on December 11, 2024.

Leah Wald, CEO of Sol Strategies, commented: "The progress we have made over the past six months is a testament to the dedication and expertise of our entire team. Together, we have laid a strong foundation for sustainable growth as we look toward 2025. Sol Strategies continues to build its presence within the Solana ecosystem, thoughtfully accumulating valuable assets and strengthening our operational capabilities. By maintaining a disciplined and strategic approach, we are well-positioned to navigate the opportunities ahead and create long-term value for our shareholders."

About Sol Strategies

Sol Strategies is a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain and ecosystem. The Company focuses on leveraging investment opportunities in staking rewards and Solana-based projects, enabling shareholders to indirectly participate in the decentralized finance landscape. Sol Strategies is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker "HODL" and on the OTC market under the ticker "CYFRF".

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's Nasdaq application, the Company's letter of intent to acquire three additional validators, the appointment of a new strategic advisor, and the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Nasdaq listing and completion of the transactions contemplated by the letter of intent to acquire three additional validators, and their intended impact on the Company. There is no assurance that the Nasdaq listing or the validator acquisition will be completed or that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488
SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com

SOURCE: Sol Strategies Inc.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/233459